SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13(d)-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)

KRISPY KREME DOUGHNUTS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

501014 10 4

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

SCHEDULE  13G

CUSIP No. 501014 10 4	Page 2 of 6
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY): Estate of Joseph A. McAleer, Sr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /_/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Estate is subject to the laws of the State of North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,528,857
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,528,857
8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,857 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable. /_ /
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%
12.	TYPE OF REPORTING PERSON* 00

Item 1 (a)           Name of Issuer:

                             Krispy Kreme Doughnuts, Inc.

Item 1 (b)           Address of Issuer's Principal Executive Offices:

370 Knollwood Street, Suite 500
Winston-Salem, NC  27103

Item 2 (a)           Name of Person Filing:

                             Estate of Joseph A. McAleer, Sr.

Item 2 (b)           Address of Principal Business Office, if None, Residence:

c/o John N. McAleer, Executor
370 Knollwood Street, Suite 500
Winston-Salem, NC  27103

Item 2 (c)           Citizenship:

                             North Carolina

Item 2 (d)           Title of Class of Securities:

                             Common Stock, No Par Value

Item 2 (e)           CUSIP Number:

                             501014 10 4.

Item 3.            If This Statement is Filed Pursuant to Rule 13D-1(b), or 13D-2(b) or (c), Check Whether the Person Filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[__]	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(i)(G);
(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[__]	Group, in accordance with Rule 13d-(b)(1)(ii)(J).

Not applicable

Item 4.            Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,528,857
(b)	Percent of class: 11.8
(c)	Numer of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,528,857
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,528,857
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

                       Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                       Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Conrol Person.

                       Not applicable.

Item 8.	Identification and Classification of Members of the Group.

                       Not applicable.

Item 9.	Notice of Dissolution of Group.

                       Not applicable.

Item 10.	Certifications.

                       Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2000 (date)
ESTATE OF JOSEPH A. MCALEER, SR. /s/ John N. McAleer (Signature)
By:	John N. McAleer, Executor of the Estate of Joseph A. McAleer, Sr. (Name/Title)